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12027675

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Received SEC
NOV 21 2012
Washington, DC 20549

Isratech IP, Inc
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

410 Park Avenue, 15th Floor, New York NY 10022
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Eastbiz.com, Inc, 5348 Vegas Drive, Las Vegas NV 89108
(Name, address, including zip code, and telephone number, including area code, of agent for service)

8742
(Primary standard Industrial Classification Code Number)

46-1333756
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. -NA

(2) Any engineering, management or similar report referenced in the offering circular. - NA

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement. - NA

PART I—NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; Mr. Yoel Eliyahu, 5 Nahar Hayarden Modiin Israel and 410 Park Avenue, 15th Floor. New York NY 10022

(b) the issuer's officers; Mr. Yoel Eliyahu, 5 Nahar Hayarden Modiin Israel and 410 Park Avenue, 15th Floor, New York NY 10022

(c) the issuer's general partners: NA

(d) record owners of 5 percent or more of any class of the issuer's equity securities; Mr. Yoel Eliyahu

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities; Mr. Yoel Eliyahu

(f) promoters of the issuer; NA

(g) affiliates of the issuer; NA

(h) counsel to the issuer with respect to the proposed offering; NA

(i) each underwriter with respect to the proposed offering; NA

(j) the underwriter's directors; NA

(k) the underwriter's officers; NA

(l) the underwriter's general partners; and NA

(m) counsel to the underwriter. NA

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. - NO

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. - NA

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. - NA

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. -NA

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. -

Nevada and New York. The shares will be offered by the company.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer; Isratech IP, Inc

(2) the title and amount of securities issued; 9,000,000 common shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; $35,000

(4) the names and identities of the persons to whom the securities were issued. Mr. Yoel Eliyahu

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon forexemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. -NA

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering ofany securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. -NA

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; -NA

(2) To stabilize the market for any of the securities to be offered;- NA

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.- NA

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. -NA

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. -NA

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. -NO

Form 1-A

IsraTech IP, Inc

410 Park Avenue, 15th Floor, New York, NY 10022
(866) 360 - 5565
25,000 To 1,000,000 Shares

SIC # 8742

Common Stock

EIN # 46-1333756

Par Value .0001

IsraTech IP, Inc. (the "Company" or "IsraTech") hereby offers up to 1,000,000 shares of the Company's Common Stock (the "Shares") at an offering price of $1.00 per Share (the "Offering"). The minimum subscription is 100 shares and the maximum subscription is the shares remaining to be sold at any given time. Prior to this offering, there has been no public market for the Company's Common Stock. The Offering will begin on the date of this Prospectus (the "Prospectus") and continue for up to twelve months or until the Company has sold all the Shares offered hereby, whichever is less, or such earlier date as the Company may close or terminate the Offering. There is a Minimum Offering of 25,000 Shares. All proceeds will be escrowed until the Minimum Offering is reached. In connection with this Offering, no person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such other information or representations should not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, Shares in any state where the offer and sale of the Shares is not lawful. The delivery of this Prospectus at any time does not imply that the information herein contained is correct as of any time subsequent to the date hereof.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

	Price to Public	Sales Commissions (1)	Proceeds to Company (2)
Per Share	$1	$0	$1
Total Min	$25,000	$0	$25,000
Total Max	$1,000,000	$0	$1,000,000

(1) The Company plans to offer and sell the Shares directly to investors and has not retained any underwriters, brokers or placement agents in connection with the Offering. The Company may pay up to a 10% commission to a licensed broker. Management will not receive compensation for sales of securities offered hereby. (2) Proceeds

Form 1-A

IsraTech IP, Inc

410 Park Avenue, 15th Floor, New York, NY 10022
(866) 360 - 5565

25,000 To 1,000,000 Shares

SIC # 8742

Common Stock

EIN # 46-1338756

Par Value .0001

IsraTech IP, Inc. (the "Company" or "IsraTech") hereby offers up to 1,000,000 shares of the Company's Common Stock (the "Shares") at an offering price of $1.00 per Share (the "Offering"). The minimum subscription is 100 shares and the maximum subscription is the shares remaining to be sold at any given time. Prior to this offering, there has been no public market for the Company's Common Stock. The Offering will begin on the date of this Prospectus (the "Prospectus") and continue for up to twelve months or until the Company has sold all the Shares offered hereby, whichever is less, or such earlier date as the Company may close or terminate the Offering. There is a Minimum Offering of 25,000 Shares. All proceeds will be escrowed until the Minimum Offering is reached. In connection with this Offering, no person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such other information or representations should not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, Shares in any state where the offer and sale of the Shares is not lawful. The delivery of this Prospectus at any time does not imply that the information herein contained is correct as of any time subsequent to the date hereof.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

	Price to Public	Sales Commissions (1)	Proceeds to Company (2)
Per Share	$1	$0	$1
Total Min	$25,000	$0	$25,000
Total Max	$1,000,000	$0	$1,000,000

(1) The Company plans to offer and sell the Shares directly to investors and has not retained any underwriters, brokers or placement agents in connection with the Offering. The Company may pay up to a 10% commission to a licensed broker. Management will not receive compensation for sales of securities offered hereby. (2) Proceeds after deduction of offering expenses estimated at $25,000 for the minimum or $1,000,000 if the maximum offering is sold.

Cross Reference Table to Form 1A Questions (Model A)				
#	Description of Question	Page	Description of Question	Page
1	The Company	4	Dividend Coverage	NA
2	Risk Factors	5	Plan of Distribution	16
3 A	Description of Business	9	Identity of Selling Agent	NA
3 B	Stage of Development	4	Compensation For Securities Sales	NA
3 C	Industry/Competition	13	Material Relationships with Company	NA
3 D	Marketing Strategy	10	Offers by Company Personnel	NA
3 E	Impact of Backlog	NA	Offering Limitations	16
3 F	# and Type of Employees	13	Terms of Escrow	1
3G	Properties Owned	NA	Return of Escrow Funds	1
3 H	Dependance on I. P.	NA	Resale Restriction of Current Stock	16
3 I	Government Regulation Impact	NA	Dividends, Distributions, Redemptions	NA
3 J	Description of Subsidiaries	NA	Chief Executive Officer	17
3 K	Corporate History	4	Chief Operating Officer	NA
4 A	Milestones	14	Chief Financial Officer	NA
4 B	Impact-delayed/failed Milestones	14	Other Key Personnel	NA
5	Earnings/Share	NA	Number of Directors	17
6	P/E Multiple	NA	Outside or other Directors	NA
7 A	Net Tangible Book Value	15	Prior Mgmt of Competitive Business	NA
7 B	Securities Sold In Past 12 Months	16	Precautions Used Resulting from 35A	NA
8 A	Investor % Ownership	16	Development Stage Mgmt Experience	NA
8 B	Post Offering Market Value	15	Key Personnel Not Employees	NA
9 A	Use of Proceeds	14	Key Man Life Insurance Policies	NA
9 B	Allocations Prioritized	14	Bankruptcy Petitions	NA
10 A	Other Fund Sources	14	Principal Stockholders	17
10 B	Repayment of Debt	NA	Directors & officer Ownership	17
10 C	Acquisition of Assets	NA	Relationships	NA
10 D	Reimbursement of Insiders	NA	Terms of Business with Officers	NA
11	Cash Flow Requirements	14	Officer Guarantees	NA
12	Sufficiency of Offering Proceeds	14	Compensation	17
13	Capitalization	15	Changes in Compensation/or Unpaid	NA
14	Type of Securities	16	Employment contracts	NA
15	Special Rights	16	Options	NA
16	Convertible Securities	NA	Other Options/Stock Option Plans	NA
17 A	(1) Interest Rates	NA	Stock Option Approvals	NA
17 A	(2) Special Maturity Rates	NA	Dependence on Key Personnel	6
17 A	(3) Sinking Fund	NA	Litigation	NA
17 A	(4) Trust Indentures	NA	S-Corporation Federal Tax Aspects	NA
17 A	(5) Redemption Rights	NA	Miscellaneous Factors	NA
17 A	(6) Collateralized Securities	NA	Financial Statements	19
17 A	(7) Subordinated Securities	NA	Management Discussion of Losses	NA
17 B	Debt Service Coverage	NA	Management Discussion of Trends	NA
18	Description of Preferred Stock	NA	Gross Margins	NA
19	Restrictions on Payment of Dividends	NA	Foreign Sales	NA

If the question (#) is not applicable to the Company, this is indicated by "NA" and nothing further is contained in this *Prospectus*. If the answer is "NO", this is the Company's response to a yes/no question that did not pertain to the Company. The Company has chosen to use a standard narrative disclosure. This table is for cross-reference purposes.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREBY ARE EXEMPT FROM REGISTRATION.

THIS OFFERING HAS BEEN REGISTERED UNDER THE SECURITIES LAWS OF NEVADA AND NEW YORK ONLY. THE SHARES OFFERED HEREBY MAY BE SOLD TO THE GENERAL PUBLIC ONLY IN THOSE TWO STATES (SEE "LIMITED STATE REGISTRATIONS"). SUCH REGISTRATIONS, HOWEVER, DO NOT CONSTITUTE AN ENDORSEMENT OR APPROVAL BY THESE TWO OR ANY OTHER STATE SECURITIES COMMISSION OF ANY SECURITIES OFFERED OR THE TERMS OF THIS OFFERING. NO STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR COMPLETENESS OF THIS PROSPECTUS OR ANY OTHER SELLING LITERATURE.

CERTAIN OTHER STATES PROVIDE AN EXEMPTION FROM REGISTRATION FOR ACCREDITED INVESTORS. IN THOSE STATES, ACCREDITED INVESTORS MAY ALSO INVEST IN THIS OFFERING. IT SHOULD BE NOTED, HOWEVER, THAT NOT ALL STATES PROVIDE AN EXEMPTION FOR ACCREDITED INVESTOR PURCHASES.

THIS OFFERING INVOLVES SUBSTANTIAL RISKS (SEE "RISK FACTORS") AND SHOULD BE CONSIDERED ONLY BY PERSONS ABLE TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

AN ESCROW ACCOUNT HAS BEEN ESTABLISHED TO ESCROW THE PROCEEDS FOR THE MINIMUM OFFERING AMOUNT. THEREFORE, ALL PROCEEDS FROM THE FIRST 30,000 SHARES SOLD WILL BE PLACE INTO THIS ESCROW ACCOUNT. AT THE TIME THE MINIMUM ESCROW IS REACHED, THE FUNDS WILL BE RELEASED AND THE STOCK CERTIFICATES WILL BE ISSUED TO THE SUBSCRIBERS. AT THE TIME OF SUBSCRIPTION, AN INVESTOR WILL NOT BE ABLE TO ASCERTAIN HOW MANY SHARES WILL BE PURCHASED BY OTHER INVESTORS.

ANY PERSON WHO PURCHASES THE SECURITIES OFFERED HEREBY SHALL HAVE THE UNQUALIFIED AND UNWAIVABLE RIGHT TO RESCIND SUCH PURCHASE WITHIN 72 HOURS OF THE EXECUTION OF A WRITTEN AGREEMENT TO PURCHASE ANY SECURITIES OFFERED HEREBY, THE DELIVERY OF A CONFIRMATION OF SALE, OR THE PAYMENT FOR ANY SECURITIES OFFERED HEREBY, WHICHEVER SHALL OCCUR FIRST. RESCISSION MAY BE ACCOMPLISHED BY COMPLETING AND MAILING THE FORM PROVIDED ON PAGE X-3 OF THIS PROSPECTUS.

ADDITIONAL INFORMATION

The Company has filed with the above individual states an Offering Registration Statement with respect to the securities offered hereby. This Prospectus omits certain information contained in the Registration Statement and reference is hereby made to the Offering Registration Statement and exhibits attached thereto for further information with respect to the Company and the Shares. All exhibits filed in connection with the Registration Statement have been posted on the Company's Internet site for ease of inspection by investors. These exhibits include the Company's Articles of Incorporation, By-Laws and certain other documents. The Company's Internet Web address is www.Isratech-IP.com. The Company's Email address for electronic communications is sailingdan6@gmail.com. The Company will, upon written or oral request, provide, at no cost to each person, who has received a Prospectus, a copy of any information that is incorporated herein by reference. To request such information, call or write Ms. Yoel Eliyahu CEO, IsraTech IP, Inc at 410 Park Avenue, 15th Floor, New York, NY 10022 (866) 360-5565

PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, FINANCIAL STATEMENTS & NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

The Company

IsraTech IP, Inc (the Company), a development stage company was formed in the State of Nevada on October 23, 2012. The Company intends to offer consulting services to individuals , companies or organizations that hold proprietary Intellectual Property or Patents in the areas of software, bio technology, environmental technology and life sciences that were created in the State of Israel. Once the Company has been engaged by a suitable intellectual property, it will then offer its services to assist the client in a variety of areas that will ultimately lead to the development of a successful ongoing business or position the company to be acquired by another entity for cash and/ or substantial on going interests. We have one client to date.

Once a deal has been executed with a specific technology, the Company will seek to capitalize on the strength of our management team to add value to this technology by enhancing its growth prospects via introduction of business plan development, public strategies, strategic partnerships, sales/marketing, assistance in finding qualified management including a Chief Executive officer, Chief Operating Officer, Chief Financial officer and a Chief Technology officer, IP licensing, joint ventures or manufacturing. Our contacts and sources, ranging from private and public company contacts, private equity funds, and investment bankers to attorneys, accountants and business brokers, will allow us to develop the intellectual property or patent into an operating business entity. At this point the client will consider retaining full or partial ownership going forward or selling the entity. It is the Company's intention to continuously seek out new clients as they relate to intellectual property or patents.

The Company will maintain two office locations. The primary office will be located at 2 Nahar Hayarden, Modiin, Israel 71700. The telephone number for the Israeli office is 011-972-8-971-9844. The Company will also maintain a satellite office at 410 Park Avenue, 15th Floor, New York, NY 10022. The telephone number at this location is (866) 360-5565.

The Offering

Common Stock Offered	25,000 to 1,000,000 shares
Offering Price	$ 1.00 per share
Common Stock Outstanding	9,000,000 shares (a)
Outstanding after Minimum	9,025,000 shares (b)
Outstanding After Maximum	10,000,000 shares (c)
Dividend Policy	The Company does not anticipate paying dividends on its capital stock in the foreseeable future.

Use of Proceeds	The net proceeds to the company from the sale of Shares will be: $100,000 if 100% of the Shares are sold, $500,000 if 50% of the Shares are sold, $250,000 if 25% of the Shares are sold, $ 25,000 if the Minimum of the Shares are sold, Notwithstanding the exact amount of net proceeds available, the company expects to use substantially all of net proceeds for acquisition of intellectual properties or patents, marketing and for other working capital purposes. The minimum number of Shares is 25,000. Proceeds will be escrowed by the Company until this minimum has been reached.All subscription funds will be paid directly to the company. (e)

(a) Shares outstanding as of October 23, 2012
(b) Assumes minimum shares are sold.
(c) Assumes maximum shares are sold.
(d) Offering expenses reflect the cost of Printing, distribution, postage, advertising, professional fees ,etc. (see "Use of Proceeds")
(e) All payments will be made directly to the escrow agent.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this prospectus, before making a decision to invest in our units. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

We are a recently formed development stage company with no operating history and no revenues and, accordingly, there is doubt about our ability to continue as a going concern.

We are a newly formed development stage company established under the laws of the State of Nevada with no operating results to date. Therefore, our ability to begin operations is dependent upon obtaining financing through the public offering of our securities. Management's plans to address this need for capital through this offering are discussed in the section of this prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." We cannot assure you that our plans to raise capital will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from our inability to consummate this offering or our ability to continue as a going concern.

We may expend financial, management and other resources in researching potential clients that are not consummated, which could result in the loss of the costs incurred or materially adversely affect subsequent attempts to locate and acquire or merge with another business.

It is anticipated that the investigation of each specific target client and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to accept the client, the costs incurred up to that point likely would not be recoverable.

There is currently no market for our securities and a market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

There is currently no market for our securities. Investors therefore have no access to information about prior market history on which to base their investment decision. Following this offering, the price of our securities may vary significantly due to our reports of operating losses, one or more potential acquisition transactions, the filing of periodic reports with the SEC, and general market or economic conditions. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained. The absence of a market for our securities will likely have an adverse effect on the price of our securities.

The determination of the offering price of our units and the size of this offering was more arbitrary than typically would be the case if we were an established operating company.

Prior to this offering, we had no operating history and there was no public market for any of our securities. In determining the size of this offering, our management concluded, that an offering of this size would provide us with sufficient equity capital to execute our business plan. This belief is not based on any research, analysis, evaluations, discussions, or compilations of information with respect to any particular investment or any such action undertaken in connection with our organization. We may not be able to identify acquisition candidates successfully, obtain any necessary financing or consummate a transaction with one or more target businesses at the time of the initial acquisition transaction. Accordingly, the determination of our offering price is more arbitrary than the pricing of securities of an operating company in a particular industry since there are no historical operations.

Since our officers work or consult for other companies, their activities could slow down our operations.

Our officers and directors are not required to work exclusively for us and do not devote all of their time to our operations. Therefore, it is possible that a conflict of interest with regard to their time may arise based on their employment for other companies. Their other activities may prevent them from devoting full-time to our operations which could slow our operations and may reduce our financial results because of the slow down in operations. It is expected that each of our directors will devote between 5 and 30 hours per week to our operations on an ongoing basis, and will devote whole days and even multiple days at a stretch when required.

If we are unable to obtain additional funding, our business operations will be harmed. Even if we do obtain additional financing our then existing shareholders may suffer substantial dilution.

We will require additional funds to retain appropriate staff to effectuate our business plan. The inability to raise the required capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain necessary financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

Dependence upon Current Management

The Company is dependent upon the management services of Mr. Yoel Eliyahu, the Company's President. To the extent that Mr. Yoel Eliyahu services would become unavailable to the Company, the Company would greatly suffer. There is no assurance that the Company would be able to employ qualified persons to replace Mr. Yoel Eliyahu. The Company does not currently have "key man" insurance or any employment contract with Mr. Yoel Eliyahu. See "MANAGEMENT."

Competition

The Company faces stiff competition from well-entrenched and well-established competitive firms. Some competitors certainly have substantially more business and marketing resources than the Company. Therefore, there can be no assurance that the Company will operate profitably within this competitive environment.

Effects of Escrow

If the Minimum Offering is not reached, the Company will have to refund all amounts paid for the shares offered hereby. This could result in a lengthy period of up to twelve months whereby investment funds are tied up without any interest accruing. Stock certificates will not be issued until after the minimum is reached. If refunds are due from a failure to reach the minimum, the refund payments will not contain any interest payments or deductions.

No Underwriter Involved; "Best Efforts" Offering

The Company is selling its stock directly to the public. There are no underwriters or broker dealers involved. There can be no assurance that the Company will be successful in selling any or all of its own stock to the public.

Illiquidity; Lack of Public Market; Non-Registration in Certain Jurisdictions

The Shares purchased in the Offering will be freely tradable under the Federal securities laws. However, the Shares have been registered in only a limited number of states and may not be sold or otherwise transferred to persons who are residents of any state in which the Shares have not been registered unless they are subsequently registered or there exists an exemption from the applicable state's registration requirements with respect to such sale or transfer. Following the Offering, the Company plans to facilitate the trading of its Common Stock through the use of some type of World Wide Web bulletin board based trading mechanism. At a minimum, this would allow persons interested in purchasing or selling shares of Common Stock to meet prospective trading partners. Trading in this type of informal market should not be considered by investors as a reliable avenue for liquidity of their investment. The Company's long-term plan for providing liquidity to its shareholders is to develop a public market for its Common Stock by soliciting securities brokers to become market makers of the shares. However, to date the Company has not solicited any such securities brokers nor does the Company have any immediate plans to do so. There can be no assurance that the Company will be successful in soliciting a market maker if it attempts to do so.

Following the Offering, the Company will still be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934 (the "1934 Act"). The vast majority of all broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated no specific plans to distribute current information to broker-dealers and probably will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the nature of the Company as a "non-reporting" issuer, there is virtually no likelihood that a regular trading market will develop in the near term, if at all, or that if developed it will be sustained. The Shares might not be able to be resold at the offering price or any other price. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

No Dividends in Foreseeable Future

The Company has never paid dividends and does not anticipate paying dividends in the foreseeable future. See "Dividend Policy."

Emerging markets, such as Israel, are generally subject to greater risks than more developed markets from economic crises that may materially adversely affect on our business, financial condition and results of operations.

In the period from 2000 through the first half of 2008, Israel experienced rapid economic growth, a stable and strengthening currency, higher tax collections, a reduction in inflation and positive capital and current account balances. The Israeli economy was adversely affected, however, by the global financial and economic crisis, which began in the second half of 2008. Additionally, global financial or economic crises or financial turmoil in any large emerging market country tend to adversely affect prices in equity markets of most or all emerging markets as investors move their money to more stable, developed markets. Future financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment and adversely affect the economies of the countries in which we operate. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn. For these reasons, our business, financial condition and results of operations may be materially adversely affected by any future global or emerging market financial crises.

Changes in the exchange rate of the Israeli Shekel against the U.S. dollar may materially adversely affect our results of operations.

Following an acquisition of a target business in Israel, the shekel would likely become the functional currency of our principal operating subsidiaries. As a result, our reported revenues and results of operations are impacted by fluctuations in the exchange rate between the U.S. dollar and the Israeli shekel. Additionally, if substantially all of our revenues are generated in shekels, we will face exchange rate risk relating to payments that we must make in currencies other than the shekel. If the Shekel depreciates against the U.S. dollar, our revenues and operating results for 2012 or future periods, as reported in U.S. dollars, will be adversely affected.

We may, in the future, issue additional common shares, which would reduce investors' percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock. The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

Our common shares are subject to the "Penny Stock" Rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and
- the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and
- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and
- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our Common shares and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary *trading and about the commissions* payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

There is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained. We intend to apply for admission to quotation of our securities on the OTC Bulletin Board after this prospectus is declared effective by the SEC. If for any reason our common stock is not quoted on the OTC Bulletin Board or a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common stock should they desire to do so. No market makers have committed to becoming market makers for our common stock and none may do so.

Because we do not intend to pay any cash dividends on our common stock, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

Our principal stockholders, officers and directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general shareholders.

Our officers and directors, in the aggregate, beneficially own approximately or have the right to vote 90% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

- election of our board of directors;
- removal of any of our directors;
- amendment of our Articles of Incorporation or bylaws; and
- adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our directors and executive officers collectively are able to influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, the future prospect of sales of significant amounts of shares held by our directors and executive officers, could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in the company may decrease. Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS PROSPECTUS, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

The Business

Introduction

IsraTech IP, Inc (the Company), a development stage company was formed in the State of Nevada on October 26, 2012. The companies goals are to continuously seek out interesting and potentially profitable Intellectual Property or Patents in the areas of software, bio technology, environmental technology and life sciences that were created in the

State of Israel for the purpose of providing them with consulting services to assist them in effectuating their business plan. Once the Company has identified a suitable intellectual property, it will then attempt to engage them by offering a wide array of services that are not easily available to young entrepreneurs We have one client to date. The client, Darkstar Ventures has retained us as a technology consultan to assist them in bringing their technology to market. This agreement is an hourly consulting agreement and is due to begin on or about November 28,2012

Business Strategy

The company will focus its early efforts on identifying and subsequently targeting unique patents or intellectual properties in the high tech arena in Israel. Specific areas of interest include software, bio-technology, environmental, and life sciences. Aside from the specific industry, management will seek companies that it feels can benefit from its' knowledge and expertise. This knowledge and expertise includes contacts and sources, ranging from private and public company contacts, private equity funds, and investment bankers to attorneys, accountants and business brokers. With the above acumen the Company feels that it will be able to develop the given intellectual property or patent into an operating business entity. Key areas where the Company will look to provide benefits include:

- IP licensing
- Business plan development
- Forming strategic partnerships
- Sales/marketing
- Assistance in finding qualified key personnel (including a Chief Executive officer, Chief Operating Officer, Chief Financial officer and a Chief Technology officer)
- Prospective joint ventures
- Manufacturing
- Implementing a public strategy

Our management team intends to focus on creating shareholder value by leveraging its experience in the management, operation and financing of businesses to improve the efficiency of operations and implement strategies to grow revenue either organically or through acquisitions. Consistent with this strategy, the Company has identified the following general criteria and guidelines that we believe are important in evaluating prospective target clients. We will use these criteria and guidelines in evaluating acquisition opportunities, but we may decide to enter into a business combination with a target business that does not meet these criteria and guidelines.

- *Companies with Opportunity to Strengthen Management and Add Value* . We will seek to work with one or more businesses that provide a platform for us to develop the acquired business' management team and leverage the experience of our officers, directors and sponsor investors. We believe that the operating expertise of our officers and directors is well suited to complement and, if required, replace the target's management team.
- *Business with Revenue and Earnings Growth Potential* . We will seek to consult with one or more businesses that have the potential for significant revenue and earnings growth through a combination of brand and new product development, increased production capacity, expense reduction, synergistic follow-on acquisitions and increased operating leverage.
- *Companies with Potential for Strong Free Cash Flow Generation* . We will seek to consult with one or more businesses that have the potential to generate strong, stable and increasing free cash flow. We will focus on one or more businesses that have predictable revenue streams and definable low working capital and capital expenditure requirements. We may also seek to prudently leverage this cash flow in order to enhance shareholder value.

- *Benefit from Being a Public Company* . We intend to work with technologies that will benefit from being publicly traded and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

- *Companies in Business Segments that are Strategically Relevant to the United States of America* . We will seek to acquire strong technology, know-how, distribution networks or business practices that will be strategic to the United States and its growth such as alternative energy, water, agriculture, automated machinery, medical devices, Internet, IT Services, natural resources and communications.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant.

Competitive Advantages

We believe the experience and contacts of our directors and officers will give us an advantage in sourcing, structuring and consummating a business combination. The future role of our key personnel following a business combination, however, cannot presently be fully ascertained. Specifically, none of the members of our current management team are obligated to remain with us subsequent to a business combination, and we cannot assure you the resignation or retention of our current management will be included as a term or condition in any agreement relating to a business combination. In addition, despite the competitive advantages we believe we enjoy, we remain subject to significant competition with respect to identifying and executing a business combination.

Established Deal Sourcing Network

Through our management team and our directors, we believe we have contacts and sources from which to generate clients and seek complimentary business arrangements. These contacts and sources include those in government, private and public companies around the world, private equity and venture capital funds, investment bankers, attorneys and accountants. For more information regarding our executive officers and directors, please refer to the more detailed disclosure set forth under the heading “Management” below.

Unique Positioning

We are an consulting team with experience in Israel. We understand cultural, business and economic differences and opportunities that will allow us to negotiate a transaction with a business whose value we can enhance.

Sources of Target Businesses

We anticipate that target technology candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community. Target technologies may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to target technologies in which they think we may be interested on an unsolicited basis, since many of these sources will have read this prospectus and know what types of businesses we are targeting. Our officers and directors, as well as their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. In addition, we expect to receive a number of proprietary deal flow opportunities that would not otherwise necessarily be available to us as a result of the track record and business relationships of our officers and directors. The Company also plans to seek out technologies from the following Israeli research centers:

Bar–Ilan Research & Development Ltd of Bar-Ilan University

The Bar-Ilan Research & Development Co. Ltd., located in Ramat-Gan, serves as the technology transfer arm of Bar-Ilan University. An independent commercial entity, Bar-Ilan R&D Co. stands at the junction between the scientific and technological developments of Bar-Ilan and the world of business and industry.

BGN - Ben-Gurion University of the Negev

As the technology transfer company of Ben-Gurion University of the Negev, BGN Technologies is responsible for commercializing the know-how and inventions of the University's researchers. Through the development of novel

University technologies and creative partnering with industry and investors, BGN brings value to the technological marketplace.

BioRap - Rappaport Research Institute
BioRap Technologies Ltd., the technology transfer company of the Rappaport Research Institute, promotes technologies and innovative perspectives in the area of biomedicine. Established in 2001 in Haifa, Israel, BioRap combines research and development activities with a commercial approach. It introduces biotech concepts based on novel scientific insights and applied directly to critical human health care issues.

Carmel-Haifa University Economic Corp. Ltd.
Carmel-Haifa University Economic Corporation Ltd. was established in 2002 as a wholly owned subsidiary of the University of Haifa to commercialize the intellectual property generated by the University's researchers. Carmel-Haifa identifies, promotes, and markets new technologies and projects from the University into the marketplace. It works to enhance the research activity and establish collaboration opportunities, including economic ventures, between the University and industry.

Gavish Galilee Bioapplications Ltd.
Founded in 1979, MIGAL (the Upper Galilee Center for Knowledge) is a regional research institute that promotes the tremendous developments in modern biology and the sciences. Situated in Kiryat Shmona, Gavish Galilee Bioapplications Ltd. maintains sole rites to MIGAL's intellectual property. Gavish establishes and nurtures new enterprises while forging strategic alliances and establishing technology frameworks for issuing licensing agreements.

Hadasit - Hadassah Medical Organization
Hadasit is the technology transfer company of Hadassah Medical Organization in Jerusalem, Israel. Hadasit promotes and commercializes the vast intellectual property and R&D capabilities generated at Hadassah, one of the world's leading health care centers. Hadasic licenses rights to its products or establishes start-up companies under the auspices of Hadassah or Hadasit Bio-Holdings Ltd., a publicly traded company on the Tel Aviv Stock Exchange (HDST).

Mor - Clalit Health Services
Mor Research Applications, part of the Mor Institute family of companies is part of the Clalit Health Services, Israel's largest health care fund. Founded in 1994, Mor provides end-to-end services from patents to commercialization for Clalit doctors and researchers. The intellectual property is conceived and developed by professionals working at Clalit medical centers and hospitals across the country, including Beilinson, Meir, Kaplan, Carmel, Soroka, Ha-Emek and Schneider.

Ramot - Technology Transfer of Tel Aviv University
Ramot at Tel Aviv University Ltd. is the technology transfer company of Tel Aviv University (TAU). Ramot manages all activities related to the protection and commercialization of inventions and discoveries made by faculty, students, and other researchers of TAU. Ramot provides a dynamic interface connecting industry to leading-edge science and innovation, offering new business opportunities in a wide variety of emerging markets.

T^3 - Technion Technology Transfer
The Technion offers a special combination of science and engineering; with 11 affiliated hospitals, a high-tech entrepreneurial incubator and the world-class Rappaport Faculty of Medicine. Technion's power for innovation and application has shaped a successful high-tech nation and has left its imprint on the global evolution of science and high-technology. As the commercialization arm of the Technion Research and Development Foundation, T^3 has vast expertise in IP development rights, patenting and licensing inventions and forming win-win business agreements, bringing together groundbreaking ideas with investors and entrepreneurs. Transforming scientific discovery and technological innovation into real-life applied solutions, T^3 has the skill, experience and wisdom to build powerful bridges so that science, technology and pure brainpower become problem-solving solutions available to all. By contacting T^3, you can become part of a growing community of entrepreneurs, industrialists and investors who are involved in the commercialization of Technion's ground-breaking technologies.

Tel Aviv Medical Center
One of the largest hospitals in Israel, the Tel Aviv Sourasky Medical Center brings together highly trained clinicians and scientists to put novel techniques and technologies into practice. The more than 1,000 M.D.s and Ph.D.s cover a number of specialties in the Center's 60 departments, institutes, and clinics. Sourasky is widely regarded as the Israel's leading center for trauma; adult neurosurgery; pediatric neurosurgery; orthopedic and surgical oncology; kidney-pancreas transplants, liver transplants; and microsurgery on the nervous system. An active teaching hospital, Sourasky's clinical departments are affiliated with the Sackler Faculty of Medicine at Tel Aviv University.

Yeda - Research & Development of Weizmann Institute
Yeda Research and Development Company Ltd. is the commercial arm of the Weizmann Institute of Science, Israel's leading research center. Yeda, in Rehovot, Israel, holds an exclusive agreement with the Institute for marketing and commercializing new developments emerging from the Institute's laboratories.

Yissum - Technology Transfer of the Hebrew University
Yissum, the technology transfer company of the world-renowned Hebrew University of Jerusalem (HU), markets the inventions and know-how generated by the University. Working closely with the world-class HU researchers and staff, Yissum actively focuses on making these technologies commercially viable -- and desirable -- in the marketplace. Since its establishment in 1968, Yissum has granted more than 400 technology licenses and is responsible for commercializing an array of successful products that generate nearly $1 billion in worldwide sales every year.

Employees

As of the date of this prospectus, the Company has one employee. Mr. Yoel Eliyahu is the Company's CEO, CFO, president, secretary and chairman and is currently uncompensated for his services. This individual is not obligated to devote any specific number of hours to our matters but intends to devote as much of their time as he deem necessary to our affairs until we have completed our initial business combination. We expect he will initially spend approximately 20 hours per month in the aggregate on our business; however, the amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination.

If this offering is successful, we anticipate in hiring an additional 5 staff members to assist us in offering the variety of services mentioned above to several clients simultaneously.

Facilities

We do not lease or own any real property. The Company will maintain two office locations. The primary office will be located at 2 Nahar Hayarden, Modiin, Israel 71700. Additionally we will have a satellite office at 410 Park Avenue, 15th floor, New York, NY 10022. These spaces are provided to us by an officer. We do not pay for the space. We believe that this space will be sufficient until we start generating revenues and need to hire employees.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending or known to be contemplated against us or any members of our management team in their capacity as such, and we have not been subject to any such proceeding in the 12 months preceding the date of this prospectus.

Competition

In identifying, evaluating and selecting a target business for our initial business combination, we may encounter intense competition from other entities having a business objective similar to ours, including, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us.

Milestones

Milestone	Method of Achievement	# of Months
Marketing/Sales	Market our services and gain name recognition in the industry	3
Obtain Our First Client	Identify and negotiate with initial IP/Patent	3-4
Retain Key Personnel	Recruit and hire key management/personnel	5-6
Form Strategic Partnerships	Seek possible key strategic partners	7-12
Roll Out Services to a Large Number of Clients	Use our key personnel and experience to roll out services to several clients simultaneously	18

Should the Company be delayed in achieving each of the above milestones within the above stated time schedule the ability for the Company to achieve profitability will be delayed.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

USE OF PROCEEDS

The net proceeds to the Company from the sale of the Shares, after deduction of estimated offering expenses, will be $1,000,000 if all of the Shares offered are sold, and $25,000,000 if the Minimum Offering proceeds are sold. The following table sets forth the Company's anticipated use of the proceeds at these levels.

	If Minimum Amount Sold 2.5 %	If Maximum Amount Sold 100 %
Total Proceeds	$25,000	$1,000,000
Less Offering Expenses	$0	$0
Working Capital	$18,500	$884,000
Legal	$1,500	$15,000
Accounting	$1,000	$10,000
Marketing	$1,500	$50,000
Advertising	$0	$15,000
Consulting fees	$0	$15,000
Supplies	$2,000	$9,000
Postage	$500	$2,000
Total Use of Net Proceeds	$25,000	$1,000,000

The Company does not anticipate material amounts of funds from sources other than this offering. No proceeds will be used to pay any debt, acquisitions or back pay for any employee. With the minimum amount of this offering, the company expects to be able to have enough cash to remain operational over the next 12 months.

THE ABOVE REPRESENTS THE COMPANY'S BEST ESTIMATE OF ITS ALLOCATION OF NET PROCEEDS BASED UPON ITS CURRENT BUSINESS OPERATIONS, ITS CURRENT BUSINESS PLANS AND CURRENT

ECONOMIC AND BUSINESS CONDITIONS AND IS SUBJECT TO REALLOCATION AMONG THE CATEGORIES LISTED ABOVE.

NOTE: AFTER REVIEWING THE PORTION OF THE OFFERING ALLOCATED TO THE PAYMENT OF OFFERING EXPENSES, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER THE REMAINING PORTION OF HIS, HER OR ITS INVESTMENT, WHICH WOULD BE THAT PORTION OR PART AVAILABLE FOR FUTURE DEVELOPMENT OF THE COMPANY'S BUSINESS AND OPERATIONS, WOULD BE ADEQUATE.

CAPITALIZATION

The following table shows the capitalization of the Company as of October 26, 2012, on an actual basis and on an as adjusted basis giving effect to the Offering if, of all the Shares offered herein, 100 percent, and the Minimum Offering are sold. See "USE OF PROCEEDS."

As of October 26, 2012			
	Actual	As Adjusted for Shares Sold	
		1,000,000 Shares	25,000 Shares
Debt: Short or long term	35,000	0	0
Current Paid in Capital	$35,900		
Additional Paid in Capital		1,000,000	25,000
Stock Notes Receivable	0	0	0
Total Stockholders Equity	9,000,000	10,000,000	9,025,00

There are no preferred shares authorized or issued. There are 100,000,000 common shares authorized with a par value per share of $.0001

NOTE: AFTER REVIEWING THE ABOVE, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THE OFFERING PRICE FOR THE SECURITIES IS APPROPRIATE AT THE PRESENT STAGE OF THE COMPANY'S DEVELOPMENT.

IMPLICIT POST-OFFERING VALUE

If all Shares are sold—there would be 10,000,000 shares outstanding. At $1.00 per share, this would be a market value of $10,000 Million.

NOTE: AFTER REVIEWING THE ABOVE, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THE OFFERING PRICE FOR THE SECURITIES IS APPROPRIATE AT THE PRESENT STAGE OF THE COMPANY'S DEVELOPMENT.

DILUTION

The NET TANGIBLE BOOK VALUE ("NTBV") of the Company as of October 26, 2012 was $900 or approximately $. 0001 per share of Common Stock. Net tangible book value represents the physical assets of the Company minus all of the Company's liabilities. The formula used to calculate this value is (Net Tangible Book Value = Total Tangible Assets - Total Liabilities). The net tangible book value does not include any of the Company's non-physical assets such as the Company's trade secrets and customer lists, etc. Giving effect to the sale by the Company of all 1,000,000 Shares at a public offering price of $1.00 per Share, there will be an immediate substantial dilution in the NET TANGIBLE BOOK VALUE to purchasers of Shares as set forth below. Dilution is determined by subtracting net tangible book value per share after the Offering from the initial offering price. The following table sets forth as of October 26, 2012 a comparison of the respective investments of the current shareholders and the public investors. *The table below does not take into effect the additional and substantial dilution of exercised options or the employee* stock option plan. See "INVESTOR % OWNERSHIP" below.

Offering Price		$1
Net Tangible book value per share before offering	$0.0001	
Increase to current shareholders in net tangible book value due to offering	$0.9999	
Net Tangible book value per share after offering		$1
Dilution per share to public investors		$0.9
Percent dilution per share to public investors		90%

INVESTOR % OWNERSHIP

If all Shares are sold there would be 10,000,000 shares outstanding. Investors in the Offering would own 1,000,000 shares ÷ 10,000,000 shares then outstanding or 10% of the Company.

NOTE: AFTER REVIEWING THE ABOVE, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THE OFFERING PRICE FOR THE SECURITIES IS APPROPRIATE AT THE PRESENT STAGE OF THE COMPANY'S DEVELOPMENT.

Description of Securities

The securities being offered in this document are common stock that will have cumulative voting rights. These shares have no other special voting rights, preemptive rights to purchase new issues of shares. Additionally these shares have no preference as to dividends or interest or preference upon liquidation.These shares are not convertible nor are they notes or debt securities.

PLAN OF DISTRIBUTION

The Company is offering to sell 25,000 to 1,000,000 newly issued Shares at a price of $1.00 per share. There is a required minimum number of 25,000 Shares to be sold pursuant to the Offering. The Offering will begin on the date of this Prospectus and continue for up to twelve months or until all of the Shares offered are sold, whichever is less, or such earlier date as the Company may close or terminate the Offering. The minimum investment for the Offering is 100 shares ($100). The maximum investment is the remaining available shares to be sold at any given time.

The Company plans to offer and sell the Shares directly to investors and has not retained any underwriters, brokers or placement agents in connection with the Offering. The Company will escrow all proceeds from the sale of the first 25,000 shares. In the event the minimum escrow is not reached during the allowable period of time, all subscriber funds will be returned without interest and without deduction.

The Company plans to conduct advertising on the internet to raise funds from investors in Nevada and New York. The Company will back up these marketing efforts with an extensive web site containing all available Offering information including Registration documents that are not a part of this Prospectus. Databases of financial brokers and money managers in the State of New York and Israel may also be used to market the Company's Offering. The Company will make it easy to invest by allowing for the use of credit cards to purchase its stock. To reach the maximum possible pool of investors, the Company has chosen to only have a minimum purchase requirement of 100 shares. Mr. Eliyahu the Company's president and CEO shall conduct the Offering on behalf of the Company.

To Subscribe for Shares, each prospective investor must complete, date, execute and deliver to the Company a subscription agreement and have paid the purchase price of the Shares subscribed for by check or money order payable to IsraTech IP, Inc. Credit card purchases of common stock will be accepted. A copy of the subscription agreement is attached at the end of this Prospectus.

The Company reserves the right to accept or reject any subscription in part or in its entirety or to allocate Shares among prospective investors. If any subscription is rejected, funds received by the Company for such subscription will be returned to the subscriber without interest or deduction.

Within five days of its receipt of a subscription agreement accompanied by payment of the purchase price, the Company will send by first class mail a written confirmation to notify the subscriber of the extent, if any, to which such subscription has been accepted by the Company. Not more than thirty days following the completion of escrow or the mailing of its written confirmation if escrow has been completed, a subscriber's Common Stock certificate will be mailed by first class mail. The company shall not use the proceeds paid by any investor until the Common Stock certificate evidencing such investment has been mailed.

Although the Company's long-term plan for providing liquidity to its shareholders is to develop a public market for its Common Stock by soliciting securities brokers to become market-makers of the shares, to date the Company has not solicited any such securities brokers nor does the Company have immediate plans to do so. See "RISK FACTORS."

NOTE: EQUITY INVESTORS SHOULD BE AWARE THAT UNLESS THE COMPANY IS ABLE TO COMPLETE A FURTHER PUBLIC OFFERING OR THE COMPANY IS ABLE TO BE SOLD FOR CASH OR MERGED WITH A PUBLIC COMPANY THAT THEIR INVESTMENT IN THE COMPANY MAY BE ILLIQUID INDEFINITELY.

Officers and Key Personnel

Chief Executive Officer:
Name: Mr. Yoel Eliyahu Age: 59

Mr. Yoel Eliyahu has been serving as a sol0 consultant for the past 19 years. Mr. Eliyahu has worked exclusively with developers of high tech intellectual properties to assist them with various services. These services include assistance with filing for patents, aid in developing strategic partnerships to complete/refine the intellectual property and assisted in bringing the various products to Market. Mr. Eliyahu has a business degree form Bar Ilan University. Mr Eliyahu currently lives in Jerusalem Israel.

Compensation to Officer

The company is not paying any salary at this time nor has it paid any salaries in the past.

NOTE: AFTER REVIEWING THE ABOVE, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THE COMPENSATION TO MANAGEMENT AND OTHER KEY PERSONNEL DIRECTLY OR INDIRECTLY, IS REASONABLE IN VIEW OF THE PRESENT STAGE OF THE COMPANY'S DEVELOPMENT.

Principal Shareholders

Name	Shares	Before Offering	After offering
Mr. Yoel Eliyahu	9,000,000	9,000,000	9,000,000

Dividend Policy

For the foreseeable future the Company expects to follow a policy of retaining earnings, if any, in order to finance the expansion and development of its business. Payment of dividends is within the discretion of the Company's Board of Directors and will depend upon, among other factors, the earnings, capital requirements and operating and financial condition of the Company. See "RISK FACTORS."

SIGNIFICANT PARTIES

Directors & Officers

The full names and residential addresses for all directors and officers are shown in the table under "MANAGEMENT". The Company does not have any arrangements with its officers that would preclude them from competing against the Company if terminated. However, the Company does not believe that this is an issue for any concern.

Record Owners of 10% or More

The full names and addresses for all record owners of 10 percent or more of the Company's stock are shown in the table under "PRINCIPAL SHAREHOLDERS".

SIGNATURES

The Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Regulation A offering and has authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on November 7, 2012

ISRATECH IP, INC.

By: /s/ Yoel Eliyahu
Yoel Eliyahu
President and Chief Executive Officer, Chairman, and Director (Principal Executive, Financial, and Accounting Officer)

ISRATECH IP, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
OCTOBER 31, 2012
(UNAUDITED)

ASSETS

Current Assets:	
Cash and Cash Equivalents	$ 8,807
Total Current Assets	8,807
Total Assets	$ 8,807

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable	$ 2,667
Total Current Liabilities	2,667
Stockholders' Equity:	
Common Stock, $.0001 par value; 100,000,000 shares authorized, 9,000,000 shares issued and outstanding	900
Additional Paid-In Capital	34.900
Deficit Accumulated During the Development Stage	(29,760)
Total Stockholders' Equity	6,390
Total Liabilities and Stockholders' Equity	$ 9,057

The accompanying notes are an integral part of these financial statements.

F-1

ISRATECH IP, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
(UNAUDITED)

	For the Quarter Ended October 31, 2011	For the Quarter Ended October 31, 2010	For the Period October 23 (Inception) to October 31, 2012
Net Revenues	$ -	$ -	$ -
Costs and Expenses:			
Professional Fees	-	-	22,187
Web Site Development	-	-	5,000
General and Administrative Expenses	-	-	2,323
Total Costs and Expenses	-	-	29,510
Net Loss	$ -	$ -	$(29,510)
Basic and Diluted Loss Per Share	$	$ -	
Weighted Average Common Shares Outstanding	-	-	

The accompanying notes are an integral part of these financial statements.

F-2

ISRATECH IP. INC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE QUARTER ENDED OCTOBER 31, 2012
(UNAUDITED)

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total
	Shares	Amount			
Balance , October 31, 2012	$ 9,000,000	$ 900	$ 34,650	(17,323)	$ 18,327
Net Loss for the Quarter Ended October 31, 2012	-	-	-	$ (12,187)	$ (12,187)
Balance, October 31, 2012	9,000,000	$ 900	$ 34,650	$(29,510)	$ 6,140

The accompanying notes are an integral part of these financial statements.

F-3

ISRATECH IP, INC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
(UNAUDITED)

	For the Quarter Ended October 31, 2011	For the Quarter Ended October 31, 2010	For the Period October 23, 2012 (Inception) to October 31, 2012
Cash Flows from Operating Activities:			
Net Loss	$ -	$ -	$(29,510)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:			
Changes in Assets and Liabilities:			
Increase in Accounts Payable		-	2,667
Net Cash Used in Operating Activities		-	(26,843)
Cash Flows from Investing Activities:	-	-	-
Cash Flows from Financing Activities:			
Proceeds from Sale of Common Stock	-	-	35,900
Net Cash Provided by Financing Activities	-	-	35,900
Increase (Decrease) in Cash and Cash Equivalents	-	-	9,057
Cash and Cash Equivalents – Beginning of Period		-	-
Cash and Cash Equivalents – End of Period	$	$ -	$ 9,057
Supplemental Disclosures of Cash Flow Information:			
Interest Paid	$ -	$ -	$ -
Income Taxes Paid	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

F-4

NOTE 1 - Organization and Basis of Presentation

Isratech IP Inc. ("the Company") was incorporated on October 23, 2012 under the laws of the State of Nevada.

The Company has not yet generated revenues from planned principal operations and is considered a development stage company. The Company intends to market and sell eco-friendly health and wellness products to the general public via the internet.

In the opinion of the Company's management, the accompanying unaudited condensed financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. These financial statements are condensed and therefore do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

The Company is a development stage company and has not commenced planned principal operations. The Company had no revenues and incurred a net loss of $12,187 for the quarter ended October 31, 2012, These factors raise substantial doubt about the Company's ability to continue as a going concern.

There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on the Company's existing stockholders.

The accompanying condensed financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

During the next 12 months, management's plans are:

- Increase the customer base and affiliate relationships in order to generate revenues.
- Loan funds to the Company pursuant to an oral agreement in the event funds are required for the operations of the Company over the next 12 months.

There can be no assurances that the Company will be able to generate revenues or raise the additional funds it requires.

NOTE 2 - Common Stock

On October 26, 2012 the Company sold 9,000,000 shares of common stock for $900 to the Founder of the Company.

On October 26, the company founder loaned the company $35,000

NOTE 3 - Preferred Stock

The Company's does not have any preferred stock at this time.

NOTE 4 - Subsequent Events

On October 2, 2012 the officers and directors of the Company orally agreed to lend funds to the Company in the event funds are required for the operations of the Company over the next 12 months (see Note 1).

040101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number 20120719469-51
Ross Miller, Secretary of State, State of Nevada	Filing Date and Time 10/23/2012 10:32 AM
	Entity Number E0550952012-6

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT — ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation: ISRATECH IP

2. Registered Agent for Service of Process: (check only one box)

[X] Commercial Registered Agent: EASTBIZ.COM, INC. (Name)

[ ] Noncommercial Registered Agent (name and address below) OR [ ] Office or Position with Entity (name and address below)

Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity:

Street Address: — City: — Nevada — Zip Code:

Mailing Address (if different from street address): — City: — Nevada — Zip Code:

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares *with par value:* 100000000 — Par value per share: $ 0.0001 — Number of shares *without par value:* 0

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) Name: YOEL ELIYAHU
Street Address: 5348 VEGAS DRIVE — City: LAS VEGAS — State: NV — Zip Code: 89108

2) Name:
Street Address: — City: — State: — Zip Code:

5. Purpose: (optional; see instructions) *The purpose of the corporation shall be:*

6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

Name: EASTBIZ.COM, INC. — Incorporator Signature: X EASTBIZ.COM, INC.
Address: 5348 VEGAS DRIVE — City: LAS VEGAS — State: NV — Zip Code: 89108

7. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X EASTBIZ.COM, INC. — Date: 10/23/2012
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 4-10-09

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **ISRATECH IP**, did on October 23, 2012, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on October 23, 2012.

ROSS MILLER
Secretary of State

Certified By: Electronic Filing
Certificate Number: C20121023-1364
You may verify this certificate
online at **http://www.nvsos.gov/**

CONSULTING AGREEMENT

This Consulting Agreement is entered into this 6th day of November, 2012 by and between Darkstar Ventures, Inc., a Nevada corporation (the "Company") and Isratech IP, Inc ,a New York limited liability company (the "Consultant").

RECITALS

Whereas the Company is a developmental stage company which desires to enter the business of offering a technology based intellectual property which is a cosmetic device company that promotes weight loss in a safe non invasive manner to the public market.

Whereas, in recognition of the potential for its services with adequate development and operating capital, the Company wishes to take the steps necessary strengthen its core business activities;

Whereas, the Consultant provides consulting services to other companies and desires to provide such services to Client;

Whereas, the Company desires to retain the Consultant, and the Consultant desires to provide consulting services to the Company, on the terms and conditions contained herein.

AGREEMENT

Now, therefore, in consideration of the premises and of the mutual promises and covenants herein contained, the parties hereto agree as follows:

Article I Engagement

The Company agrees to and does hereby engage the Consultant, and the Consultant agrees to and does hereby accept engagement by the Company for period commencing on the date hereof and ending on the termination of this Agreement as provided below. The period during which Consultant shall serve in such capacity shall be deemed the "Engagement Period" and shall hereinafter be referred to as such.

Article II Services

Section 2.1 The Consultant shall render to the Company the services described below, with respect to which the Consultant shall apply its best efforts and devote such time as shall be reasonably necessary to perform its duties hereunder and advance the interests of the Company. The Consultant shall report directly to the Chief Executive Officer of the Company and to such persons as the Chief Executive Officer shall direct.

Section 2.2 The services to be rendered by the Consultant to the Company shall consist of (a) developing an in-depth familiarization with the Company's business objectives and bring to its attention potential or actual opportunities which meet those objectives or logical extensions thereof; (b) advising the Company with respect to its corporate development including such factors as position in competitive environment, financial performances vs. competition, strategies, operational viability, etc.; (c) assisting the company in forming strategic partnerships; and (e) any and all services in connection with the foregoing.

In connection with said services, the Company agrees to fully cooperate with the Consultant in connection with providing all necessary information, documentation and the time of the executive and management staff which shall be required. This shall include, without limitation, providing audited financial statements as required by the SEC and all due diligence material. The Company agrees to fully cooperate with the Consultant.

Article III Compensation

Section 3.1 For the services and duties to be rendered and performed by the Consultant during the Engagement Period and in consideration of the Consultant's having entered into this Agreement, the Company agrees to pay to the Consultant a monthly retainer fee of $ 1,000 per month. Said sum shall be payable [simultaneous with the execution and delivery of this Agreement].

Article IV Trade Secrets

Consultant agrees that any trade secrets, material non-public information or any other like information of value relating to the business of the Company or any of its affiliates, including but not limited to, information relating to pricing, potential transactions, processes, systems, methods, formulae, patents, patent application, research activities and plans, contracts, names of potential customers, which it will acquire during its engagement by the Company or any of its affiliates or which it may hereafter acquire during the Engagement Period as the result of any disclosures to it, or in any other way, shall be regarded as held by the Consultant in a fiduciary capacity solely for the benefit of the Company, its successors or assigns, and shall not at any time, either during the term of this Agreement or thereafter, be disclosed, divulged, furnished, or made accessible by the Consultant to anyone, or be otherwise used by it or its employees or agents except in the course of business of the Company. The covenants set forth herein shall survive the expiration of the Engagement Period and termination of this Agreement and shall remain in full force and effect regardless of the cause of such termination.

Article V Assignment

This Agreement may be assigned by the Company to an affiliate, provided that any such affiliate shall expressly assume all obligations of the Company under this Agreement. Consultant agrees that if this Agreement is so assigned, all the terms and conditions of this Agreement shall be between assignee and itself with the same force and effect as if said Agreement had been made with such assignee in the first instance. This Agreement shall not be assigned by the Consultant without the express written consent of the Company.

Article VI Miscellaneous

Section 6.1 Consultant is and shall at all times be an independent contractor with respect to the services that it is rendering to Company pursuant to this Agreement and Consultant shall at no times be an affiliate, employee, agent, partner or representative of Company and Consultant shall not take any action nor in any way hold itself out as such. At no time shall Consultant have any authority or power to bind the Company or to act on behalf of the Company in any manner, including without limitation, making any direct or indirect representation or covenant by the Company to any third party.

Section 6.2 This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to the choice of law principles thereof.

Section 6.3 Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision is unenforceable or invalid under such law, such provision shall be ineffective only to the extent of such unenforceability or invalidity, and the remainder of such provision and the balance of this Agreement shall in such event continue to be binding and in full force and effect.

Section 6.4 This Agreement may be terminated by either party upon 30-days' prior written notice.

Section 6.5 The parties agree that all prior negotiations, statements, representations, warranties and agreements are superseded by this Agreement and that the terms and conditions of this Agreement constitute the complete agreement between them.

Section 6.6 The individuals signed this Agreement represent to each other that they have the authority to bind their respective corporations to the terms and conditions of this Agreement. These individuals shall not, however, incur personal liability by executing this Agreement and sign this Agreement only in their representative capacities as authorized officers of the Consultant and the Company, respectively.

IN WITNESS WHEREOF, the parties hereto have executed the above Agreement as of the day and year first above written:

Darkstar Ventures, Inc

By:______________________
Name: Chizkyau Lapin
Title: President

Isratech IP, Inc

By:______________________
Name: Yoel Eliyahu
Title: CEO